Exhibit 99.3

  CONSOLIDATED BALANCE SHEETS

  (Unaudited; In thousands of U.S. dollars)

	Notes	June 30, 2011	December 31, 2010 (notes 6, 28)	January 1, 2010 (notes 6, 28)
Assets		$	$	$
Current assets
Cash and cash equivalents	7	1,047,477	270,779	191,374
Gold bullion (market value $150,552; December 31, 2010 – $140,551)	8	41,878	40,411	40,408
Receivables and other current assets	9	130,638	81,848	82,912
Inventories	10	248,174	204,716	160,897
Assets classified as held for sale	6(b)	50,419	-	-
		1,518,586	597,754	475,591
Non-current assets
Investments in associates	6(a)	-	246,122	232,438
Mining assets		1,771,531	1,788,703	1,624,511
Exploration and evaluation assets	11	292,951	306,215	174,661
Goodwill	12	256,689	267,978	267,978
Other non-current assets	13	230,785	224,333	174,735
		2,551,956	2,833,351	2,474,323
		4,070,542	3,431,105	2,949,914
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		153,130	158,410	140,463
Income and mining taxes payable		66,818	52,416	33,485
Dividends payable	14(b)	47,122	31,324	24,507
Current portion of asset retirement obligations		3,106	4,511	7,119
Current portion of other non-current liabilities		827	6,825	5,819
Liabilities classified as held for sale	6(b)	25,870	-	-
		296,873	253,486	211,393
Non-current liabilities
Deferred income and mining tax liabilities		201,211	216,784	206,944
Asset retirement obligations		179,427	182,910	112,094
Other non-current liabilities		16,557	19,804	13,031
		397,195	419,498	332,069
		694,068	672,984	543,462
Equity
Equity attributable to equity shareholders of the Company:
Common shares	16	2,297,793	2,255,498	2,201,528
Contributed surplus		20,081	18,789	12,301
Retained earnings		978,364	383,602	151,758
Fair value reserve		48,010	43,268	17,659
		3,344,248	2,701,157	2,383,246
Non-controlling interests		32,226	56,964	23,206
		3,376,474	2,758,121	2,406,452
		4,070,542	3,431,105	2,949,914

Commitments and contingencies (note 25)

Subsequent event (note 6(b))

See the accompanying notes, which are an integral part of these unaudited consolidated interim financial statements.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

  IAMGOLD CORPORATION

  CONSOLIDATED STATEMENTS OF EARNINGS

   (Unaudited; In thousands of U.S. dollars, except per share amounts)

	Notes	Second quarter ended June 30 2011 (note 6)	Second quarter ended June 30 2010 (notes 6, 28)	Six months ended June 30 2011 (note 6)	Six months ended June 30 2010 (notes 6, 28)
		$	$	$	$
Revenues		345,655	198,103	759,688	421,458
Mining costs	19	199,979	122,709	409,467	253,856
General and administrative expenses	20	10,991	12,968	23,367	24,636
Exploration expenses		17,990	11,392	31,940	19,690
Other		746	(384)	1,376	(1,217)
Operating costs		229,706	146,685	466,150	296,965
Earnings from operations		115,949	51,418	293,538	124,493
Finance costs	21	(1,984)	(1,953)	(3,690)	(3,144)
Foreign exchange gains (losses)		5,120	5,151	(233)	3,514
Interest income, derivatives and other investment gains (losses)	22	8,477	(1,465)	23,417	6,323
Earnings before income and mining taxes		127,562	53,151	313,032	131,186
Income and mining tax expenses	23	(47,448)	(28,948)	(90,810)	(58,253)
Net earnings from continuing operations		80,114	24,203	222,222	72,933
Net earnings from discontinued operations	6(c)	404,361	6,478	424,552	17,912
Net earnings		484,475	30,681	646,774	90,845
Net earnings from continuing operations attributable to :
Equity shareholders of the Company		74,536	23,056	207,723	68,648
Non-controlling interests		5,578	1,147	14,499	4,285
Net earnings from continuing operations		80,114	24,203	222,222	72,933
Net earnings attributable to :
Equity shareholders of the Company		478,897	29,534	632,275	86,560
Non-controlling interests		5,578	1,147	14,499	4,285
Net earnings		484,475	30,681	646,774	90,845
Weighted average number of common shares outstanding attributable to equity shareholders of the Company (in thousands)	16(d)
Basic		374,894	371,241	374,250	370,331
Diluted		376,527	373,648	376,033	372,611
Earnings from continuing operations attributable to equity shareholders of the Company per share ($ per share)
Basic		0.20	0.06	0.56	0.19
Diluted		0.20	0.06	0.55	0.18
Earnings attributable to equity shareholders of the Company per share ($ per share)
Basic		1.28	0.08	1.69	0.23
Diluted		1.27	0.08	1.68	0.23

See the accompanying notes, which are an integral part of these unaudited consolidated interim financial statements.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

  IAMGOLD CORPORATION

  CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

   (Unaudited; In thousands of U.S. dollars)

	Notes	Second quarter ended June 30 2011 (note 6)	Second quarter ended June 30 2010 (notes 6, 28)	Six months ended June 30 2011 (notes 6)	Six months ended June 30 2010 (notes 6, 28)
		$	$	$	$
Net earnings		484,475	30,681	646,774	90,845

Other comprehensive income, net of tax:
Change in unrealized gain (loss) of available-for-sale financial assets	18	(11,916)	2,491	7,730	4,064
Reversal of unrealized gain following the sale of available financial assets	18	(644)	(914)	(931)	(8,941)
Income and mining tax impact on items above	18	1,259	(227)	(2,057)	1,082
Total other comprehensive income (loss), net of tax		(11,301)	1,350	4,742	(3,795)
Comprehensive income		473,174	32,031	651,516	87,050

Comprehensive income from continuing operations		68,813	25,553	226,964	69,138
Comprehensive income from discontinued operations	6(c)	404,361	6,478	424,552	17,912
Comprehensive income		473,174	32,031	651,516	87,050

Comprehensive income attributable to :
Equity shareholders of the Company		467,596	30,884	637,017	82,765
Non-controlling interests		5,578	1,147	14,499	4,285
		473,174	32,031	651,516	87,050

See the accompanying notes, which are an integral part of these unaudited consolidated interim financial statements.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

IAMGOLD CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited; In thousands of U.S. dollars)

		Attributable to Equity Shareholders of the Company
Six months ended June 30, 2011	Notes	Common Shares	Contributed Surplus	Retained Earnings	Fair Value Reserve	Total	Non- controlling Interests	Total Equity
		$	$	$	$	$	$	$
Balance December 31, 2010	28	2,255,498	18,789	383,602	43,268	2,701,157	56,964	2,758,121

Net earnings		-	-	632,275	-	632,275	14,499	646,774
Net change in fair value of available-for-sale financial assets, net of tax	18	-	-	-	4,742	4,742	-	4,742

Total comprehensive income		-	-	632,275	4,742	637,017	14,499	651,516

Issuance of shares, net of issue costs	16	34,618	-	-	-	34,618	-	34,618
Sale of treasury shares		-	25	-	-	25	-	25
Issuance of shares for share-based payments		7,677	(2,173)	-	-	5,504	-	5,504
Share-based payments	17	-	3,440	-	-	3,440	-	3,440
Dividends		-	-	(37,513)	-	(37,513)	(11,713)	(49,226)
Disposal of a subsidiary – La Arena project	5	-	-	-	-	-	(27,524)	(27,524)

Total transactions with owners		42,295	1,292	(37,513)	-	6,074	(39,237)	(33,163)

Balance June 30, 2011		2,297,793	20,081	978,364	48,010	3,344,248	32,226	3,376,474

Six months ended June 30, 2010
Balance January 1, 2010	28	2,201,528	12,301	151,758	17,659	2,383,246	23,206	2,406,452

Net earnings		-	-	86,560	-	86,560	4,285	90,845
Net change in fair value of available-for-sale financial assets, net of tax	18	-	-	-	(3,795)	(3,795)	-	(3,795)

Total comprehensive income		-	-	86,560	(3,795)	82,765	4,285	87,050

Issuance of shares, net of issue costs	16	22,292	429	-	-	22,721	-	22,721
Issuance of shares for share-based payments		16,220	(4,706)	-	-	11,514	-	11,514
Share-based payments	17	-	4,503	-	-	4,503	-	4,503
Dividends		-	-	-	-	-	(6,553)	(6,553)
Change in ownership – La Arena project		-	2,043	-	-	2,043	5,550	7,593

Total transactions with owners		38,512	2,269	-	-	40,781	(1,003)	39,778

Balance June 30, 2010		2,240,040	14,570	238,318	13,864	2,506,792	26,488	2,533,280

See the accompanying notes, which are an integral part of these unaudited consolidated interim financial statements.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

IAMGOLD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited; In thousands of U.S. dollars)

	Notes	Second quarter ended June 30 2011 (note 6)	Second quarter ended June 30 2010 (notes 6, 28)	Six months ended June 30 2011 (note 6)	Six months ended June 30 2010 (notes 6, 28)
		$	$	$	$
Operating activities:
Net earnings from continuing operations		80,114	24,203	222,222	72,933
Adjustments for:
Financing costs		1,984	1,953	3,690	3,144
Depreciation, depletion and amortisation		32,236	23,762	74,462	52,003
Income and mining tax expenses		47,448	28,948	90,810	58,253
Unrealized foreign exchange loss (gain) on cash and cash equivalents		758	261	(836)	393
Other non-cash items	24(a)	(11,594)	3,500	(19,819)	(499)
Adjustments for cash items	24(b)	(1,745)	(43)	(2,458)	(3,926)
Movements in non-cash working capital items and long-term ore stockpiles	24(c)	(64,204)	(13,808)	(79,696)	(22,706)

Cash generated from operating activities		84,997	68,776	288,375	159,595
Interest paid		(869)	(1,060)	(1,562)	(1,263)
Income and mining taxes paid		(71,885)	(37,656)	(75,703)	(61,100)

Net cash from operating activities		12,243	30,060	211,110	97,232
Investing activities:
Acquisition of mining assets		(56,126)	(98,600)	(84,576)	(186,431)
Acquisition of exploration and evaluation assets		(36,569)	(37,642)	(60,503)	(63,196)
Disposal of Tarkwa and Damang mines	6(a)	667,000	-	667,000	-
Disposal of the La Arena project	5	-	-	48,847	-
Other	24(d)	(5,846)	322	(13,974)	12,813

Net cash from (used in) investing activities		568,459	(135,920)	556,794	(236,814)
Financing activities:
Proceeds from loan		-	30,000	-	30,000
Repayment of debt		-	(30,000)	-	(30,000)
Financing costs		-	37	-	(2,365)
Issuance of shares, net of issue costs		3,817	7,713	47,015	39,872
Dividends paid		(2,105)	(3,018)	(33,429)	(27,525)
Other		5	429	25	429

Net cash from financing activities		1,717	5,161	13,611	10,411

Impact of foreign exchange on cash and cash equivalents		(758)	(261)	836	(393)

Net cash from (used in) discontinued operations and net cash held at discontinued operations	6(d)	(11,719)	34,718	(5,653)	41,644

Increase (decrease) in cash and cash equivalents		569,942	(66,242)	776,698	(87,920)
Cash and cash equivalents, beginning of period		477,535	169,696	270,779	191,374

Cash and cash equivalents, end of period	7	1,047,477	103,454	1,047,477	103,454

See the accompanying notes, which are an integral part of these unaudited consolidated interim financial statements.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

IAMGOLD CORPORATION

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTERS ENDED JUNE 30, 2011 AND 2010

(Amounts in notes are in U.S. dollars, and tabular amounts are in thousands of U.S. dollars, except where otherwise indicated.)

1.	CORPORATE INFORMATION

The unaudited condensed consolidated interim financial statements (“consolidated interim financial statements”) of IAMGOLD Corporation (“IAMGOLD” or “the Company”) for the second quarter ended June 30, 2011 were authorized for issue in accordance with a resolution of the directors on August 10, 2011. IAMGOLD is a limited company incorporated and domiciled in Canada whose shares are publicly traded. The address of the Company’s registered office is 401 Bay Street, Suite 3200, Toronto, Ontario, Canada.

The principal activities of the Company are the exploration for, development and operation of gold mining properties and the operation of a niobium mine.

2.	BASIS OF PREPARATION

(a)	Statement of compliance

The unaudited condensed consolidated interim financial statements (“consolidated interim financial statements”) of IAMGOLD and all its subsidiaries (together referred to as “IAMGOLD” or “the Company”) for the second quarter ended June 30, 2011 have been prepared in accordance with IAS 34, Interim Financial Reporting. The consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements. Accordingly certain information and disclosures normally included in annual financial statements prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed.

The significant accounting policies applied in these consolidated interim financial statements are presented in note 3 and are based on IFRS in effect as of August 10, 2011. Any changes to IFRS that will impact the annual consolidated financial statements for the year ending December 31, 2011 could result in a restatement of these consolidated interim financial statements.

An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in note 28. This note includes reconciliations of equity, net earnings and total comprehensive income for the 2010 comparative periods, and of equity at the date of transition reported under previous Canadian generally accepted accounting principles to those reported under IFRS for those periods and at the date of transition.

(b)	Basis of measurement

The consolidated interim financial statements have been prepared on a historical cost basis, except for the following, which are measured at fair value:

—	derivative financial instruments
—	financial instruments at fair value through profit and loss
—	available-for-sale assets

The methods used to measure fair values are discussed further in note 14.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

(c)	Basis of consolidation

Subsidiaries and associates related to significant properties of the Company are accounted for as follows:

Name	Property – Location	Ownership Interest as at June 30, 2011	Accounting Method

Rosebel Gold Mines N.V.	Rosebel mine – Suriname	95%	Consolidated

Essakane S.A.	Essakane mine – Burkina Faso	90%	Consolidated

Doyon division including the Westwood project(1)	Doyon division – Canada	100%	Consolidated

Gallery Gold (Pty) Ltd.(2)	Mupane mine – Botswana	100%	Consolidated – Asset held for sale

La Société d’Exploitation des Mines d’Or de Sadiola S.A.	Sadiola mine –Mali	41%	Proportionately consolidated

Société d’Exploitation des Mines d’Or de Yatela S.A.	Yatela mine – Mali	40%	Proportionately consolidated

IAMGOLD Ecuador S.A.	Quimsacocha project – Ecuador	100%	Consolidated

Niobec mine(1)	Niobec mine –Canada	100%	Consolidated
(1)	Part of IAMGOLD Corporation

(2)

At the end of the second quarter of 2011, confirmed its plans to divest from the Mupane mine, located in Botswana. An agreement has been signed in early August to divest from the mine. Accordingly, the Mupane mine is presented as an asset held for sale and Mupane’s financial results are now reported under net earnings from discontinued operations in the consolidated statement of earnings. Refer to note 6 for more information.

Subsidiaries are entities controlled by the Company. Joint ventures are those entities over which the Company has joint control established by contractual agreement and requiring unanimous consent of the joint venturers for strategic, financial and operating decisions. Financial statements of joint ventures are proportionately consolidated from the date that joint control commences until the date that joint control ceases, and are prepared for the same reporting period as the parent company, using consistent accounting policies.

Investments in associates related to the Tarkwa and Damang mines were sold during the second quarter of 2011. Refer to note 6(a) for more information. They were those entities in which the Company had significant influence, but no control or joint control, and were accounted for using the equity method. The Company’s share of net earnings from investments in associates was recognized in the consolidated statement of earnings and accounted for as an increase in investments in associates in the consolidated balance sheet. The cash received from investments in associates was accounted for as a decrease of investments in associates in the consolidated balance sheet.

All intra-company balances, income and expenses and unrealized gains and losses resulting from intra-company transactions are eliminated on consolidation.

(d)	Functional and presentation currency

The consolidated financial statements are presented in U.S. dollars, which is the functional currency of the Company, its subsidiaries, joint ventures and associates. All tabular amounts are in thousands of U.S. dollars, except where otherwise indicated.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

Any monetary items denominated in a foreign currency are converted to U.S. dollars at the exchange rate in effect at the balance sheet date, non-monetary items at historical exchange rates, revenues and expenses at the average exchange rate in effect on the dates they occur and, depreciation, depletion and amortisation at the same historical exchange rates as the assets to which it relates. Foreign exchange gains and losses are recorded in the statement of earnings.

(e)	Significant accounting judgements, estimates and assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

(i)	Mineral reserves and resources

Mineral reserves and resources estimates have been estimated by qualified persons as defined in accordance with Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements.

Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of the future price for the commodity in question and the future cost of operations. The mineral reserve and resource estimates are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in metal prices and operating costs subsequent to the date of an estimate, may justify revision of such estimates.

A number of accounting estimates, as described in the following relevant accounting policy notes, are impacted by the reserve and resource estimates:

—	Note 3(e) – Depreciation
—	Note 3(f) – Mineral exploration and evaluation costs
—	Note 3(g) – Business combinations and goodwill
—	Note 3(j)(ii) – Impairment on non-financial assets
—	Note 3(k) – Asset retirement obligations

(ii)	Other

In addition, the following areas of judgements, estimates and assumptions are described in the following notes:

—	Note 3(a) – Financial instruments
—	Note 3(l)(ii) – Deferred income and mining taxes
—	Note 3(o) – Share-based payment
—	Notes 15 and 25 – Provisions, commitments and contingencies

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Financial instruments

The Company recognizes financial assets and financial liabilities on the date it becomes a party to the contractual provisions of the instruments. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, cancelled or expired.

Certain financial instruments are recorded at fair value on the balance sheet. Current market conditions have an impact on these fair values. These represent management’s estimates and are subject to risks and uncertainties.

(i)	Non-derivative financial instruments

Non-derivative financial instruments comprise cash and cash equivalents, trade and other receivables, marketable securities, warrants held as investments, and trade and other payables.

Non-derivative financial instruments are recognized initially at fair value plus attributable transaction costs where applicable. Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below.

Available-for-sale financial assets

The Company’s investments in marketable securities are designated as available-for-sale financial assets and recorded at fair value on the trade date with transaction costs included in the recorded amount. Unrealized gains and losses on available-for-sale investments are recognized in other comprehensive income (fair value reserve) until investments are disposed of or when there is objective evidence of an impairment in value, at which point accumulated gains and losses in fair value reserve are transferred to earnings.

Financial assets at fair value through profit and loss

Cash and cash equivalents and warrants held as investments are designated as financial assets at fair value through profit and loss and are measured at fair value. Cash equivalents are short-term deposits or investments with initial maturities of less than 90 days. Warrants held as investments are measured at fair value using the Black-Scholes pricing model. Unrealized gains or losses related to changes in the fair value are included in interest income, derivatives and other investment gains in the consolidated statement of earnings.

Loans and receivables

Trade and other receivables are classified as loans and receivables and are carried at amortised cost using the effective interest rate method, less impairment losses, if any.

Loans and borrowings

Loans and borrowings relate to the credit facility which is accounted for at amortised cost, using the effective interest rate method. Amortisation is calculated on a straight-line basis over the term of the credit facility.

(ii)	Derivative financial instruments

The Company may hold derivative financial instruments to hedge its risk exposure to fluctuations of the U.S. dollar compared to other currencies, and fluctuations in commodity prices such as for heating oil, aluminum and gold. All derivative instruments not designated as a hedge are classified as financial assets at fair value through profit and loss.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

Derivative instruments, including embedded derivatives, are recorded on the consolidated balance sheet at fair value. Subsequent to initial recognition, these derivatives are measured at fair value. The fair value of derivative instruments is based on forward rates considering the market price, rate of interest and volatility and takes into account the credit risk of the financial instrument.

Changes in estimated fair value, including translation differences, at each reporting date, are included in the consolidated statement of earnings as a derivative gain or loss.

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related.

(b)	Gold bullion

Investments in gold bullion are valued at the lower of average cost and net realizable value.

(c)	Inventories

Gold and niobium production inventories and concentrate inventory are valued at the lower of cost or net realizable value. Production costs include the cost of materials, labour, mine site production overheads and depreciation to the applicable stage of processing.

Ore stockpiles are valued at the lower of cost and net realizable value. The cost of ore stockpiles is increased based on the related current mining cost of the period, and decreases in stockpiles are charged back to mining costs using the weighted average cost per tonne. Stockpiles are segregated between current and long-term inventories on the consolidated balance sheet.

Mine supplies are valued at the lower of average purchase cost and net realizable value. Provisions for redundant and slow-moving items are made by reference to specific items of stock. Spare parts, stand-by and servicing equipment held are generally classified as inventories. Major capital spare parts and stand-by equipment (insurance spares) are classified as a component of mining assets.

(d)	Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment charges.

The initial cost of an asset comprises its purchase or construction cost, any costs directly attributable to bringing the asset to a working condition for its intended use, the initial estimate of the rehabilitation obligation, and for qualifying assets, borrowing costs. The purchase price or the construction cost is the aggregate cash paid and the fair value of any other consideration given to acquire the asset.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in the consolidated statement of earnings within interest income, derivatives and other investments gains or losses.

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. Costs of the day-to-day servicing of property, plant and equipment are recognized in the statement of earnings as incurred.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

Property, plant and equipment presented on the consolidated balance sheet are as follows:

(i)	Mining assets

Mining assets represent the capitalized expenditures related to:

¡	mine and other construction in progress, and
¡	the operation of mineral properties in the production stage, including:
–	mining properties and deferred costs, which include values beyond proven and probable reserves (“VBPP”) and capitalized stripping costs, and
–	plant and equipment.

a.	Mine and other construction in progress costs

Upon determination of technical feasibility and commercial viability, the related exploration and evaluation assets (refer to note (f) below), including VBPP related to the project, are transferred to mine and other construction in progress costs. These amounts plus all subsequent expenditures are capitalized. Costs are not amortised until such time as the project is brought into production.

Mine construction costs include expenditures to develop new ore bodies, define further mineralization in existing ore bodies, and construct, install and complete infrastructure facilities.

Financing costs are capitalized to the project when funds have been borrowed, either to specifically finance a project or for general borrowings during the period of construction. The amount of borrowing costs capitalized cannot exceed the actual amount of borrowing costs incurred during the period.

The date of transition from construction to production accounting is based on both qualitative and quantitative criteria such as substantial physical project completion, sustained level of mining, sustained level of processing activity, and passage of a reasonable period of time. Upon completion of mine construction activities (based on the determination of the commencement of production), costs are transferred from exploration and development assets and incorporated into the appropriate categories of mining assets.

b.	Mining properties and deferred costs

Capitalized costs for exploration and evaluation on or adjacent to sites where the Company has mineral deposits, are classified as mining properties and deferred costs within mining assets.

c.	Stripping costs

Mining costs associated with stripping activities in an open pit mine are expensed unless the stripping activity can be shown to represent a betterment to the mineral property in which case, the stripping costs would be capitalized. Capitalized stripping costs are included in “mining properties and deferred costs” within mining assets and are amortised over the reserves that directly benefit from the stripping activity on a units-of-production basis.

(ii)	Corporate equipment

Corporate equipment (located at corporate locations) include the following categories of assets: furniture and equipment, computer equipment, software, scientific instruments and equipment, vehicles and leasehold improvements. Corporate equipment are classified in other non-current assets.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

(e)	Depreciation

Effective from the point they are ready for their intended use, mining assets, corporate equipments and royalty interests are amortised on a straight line basis or using the units-of-production method over the shorter of the estimated economic life of the asset or the mining operation. The method of amortisation is determined based on that which best represents the use of the assets.

The reserve and resource estimates for each operation are the prime determinants of the life of that mine. In general, an ore body where the mineralization is reasonably well defined is amortised over its proven and probable mineral reserves. Non reserve material may be included in depreciation calculations in limited circumstances where there is a high degree of confidence in its economic extraction. Changes in the estimate of mineral reserves and resources will result in changes to the depreciation and will be accounted for on a prospective basis over the remaining life of the operation.

Estimated useful lives normally vary from five to fifteen years for items of plant and equipment to a maximum of twenty years for buildings.

Amounts relating to VBPP are not amortised until resources are converted into reserves. Amounts relating to capitalized costs of exploration and evaluation assets and mine and other construction in progress are not amortised as the assets are not available for use.

The basis of amortisation for capitalized stripping is the ore to be extracted as a result of the specific stripping activity and is determined on a units-of-production basis. The borrowing costs are amortised over the useful life of the related asset.

Residual values, useful lives and amortisation methods are reviewed at least annually and adjusted if appropriate. The impact of changes to the estimated useful lives or residual values is accounted for prospectively.

(f)	Mineral exploration and evaluation costs

Mineral exploration costs are charged to earnings in the period in which they are incurred.

Evaluation costs are expenditures for activities that relate to the evaluation of the technical feasibility and commercial viability of extracting a mineral resource on sites where the Company does not have mineral deposits already being mined or constructed, and are capitalized as exploration and evaluation assets.

Upon determination of technical feasibility and commercial viability of extracting a mineral resource, capitalized costs in exploration and evaluation assets are transferred into mine and other construction in progress, which are classified as a component of mining assets.

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgement in determining whether future economic benefits may be realized, which are based on assumptions about future events and circumstances. Estimates and assumptions made may change if new information becomes available. If, after expenditures are capitalized, any information becomes available suggesting that the expenditures are not recoverable, the amount capitalized is recognized in the consolidated statement of earnings as impairment in the period when the new information becomes available.

(g)	Business combinations and goodwill

Business combinations are accounted for using the acquisition method of accounting whereby identifiable assets acquired and liabilities assumed are recorded at fair value as of the date of acquisition. Mineral rights that can be reliably valued are recognized in the assessment of fair values on acquisition, including amounts attributable to VBPP. The excess of the purchase price over the fair value of net assets acquired is recorded as goodwill.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

When VBPP are transferred to reserves, the excess of fair values over the carrying values of the acquired assets and liabilities is amortised over proven and probable reserves and is subject to impairment tests.

For non-wholly owned subsidiaries, non-controlling interests are initially recorded at the fair value of the non-controlling interests share holdings or the non-controlling interests’ proportion of the fair values of the assets and liabilities recognized at acquisition.

When a subsidiary is acquired in a number of stages, the carrying value of interests prior to acquisition of control is re-measured to fair value on the date control is acquired, amounts previously recognized in other comprehensive income in respect of the subsidiary are reversed, and the difference is recognized in earnings.

If a transaction does not meet the definition of a business combination under IFRS, the transaction is recorded as an asset acquisition.

Goodwill and negative goodwill can arise on the acquisition of subsidiaries, joint ventures and investments in associates. When the net of the amounts assigned to assets acquired and liabilities assumed exceeds the cost of purchase, any excess calculated is recognized as negative goodwill and recorded in the consolidated statement of earnings at the date of acquisition.

Subsequent to initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purposes of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to cash generating units (“CGU”) that are expected to benefit from the synergies of the combination.

(h)	Other intangible assets

Other intangible assets are related to the fair value of favourable supplier contracts accounted for on a prior acquisition. The fair value is determined using a differential cost method based on cost savings expected from favourable terms of supplier contracts. Other intangible assets are amortised under the straight-line method based on the terms of each contract, which range from 2 to 20 years. Other intangible assets are classified in other non-current assets on the consolidated balance sheet.

(i)	Royalty interests

The Company records its royalty interests at cost, net of accumulated amortisation and impairment charges. Royalty interests are classified in other non-current assets on the consolidated balance sheet.

(j)	Impairment

(i)	Financial assets

Financial assets at fair value through profit and loss are tested for impairment at each reporting date to determine whether there is any objective evidence of impairment. A financial asset is considered to be impaired if objective evidence, that can be estimated reliably, indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of marketable securities and warrants held as investments is calculated by reference to its fair value.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

A prior period impairment loss for loans and receivables is tested for possible reversal of impairment whenever an event or change in circumstance indicates the impairment may have reversed. If it has been determined that the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount to a maximum of the carrying value that would have been determined had no impairment loss been recognized in prior periods. An impairment loss reversal is recognized into the consolidated statement of earnings.

(ii)	Non-financial assets

If a property is abandoned or deemed economically unfeasible, the related project balances are written off.

The Company conducts annual impairment assessments of the values of goodwill and long-lived assets, including mining assets, exploration and evaluation assets and royalty interests. Further, if at any other point an indication of impairment exists, an estimate of the asset’s recoverable amount is calculated. The recoverable amount is determined as the higher of the asset’s fair value less costs to sell (“FVLCS”) and value in use (“VIU”). The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, the individual assets are grouped together into a CGU for impairment purposes. The CGU represents the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets or other groups of assets.

If the carrying amount of the asset or CGU exceeds its recoverable amount, an impairment loss is first recorded against any goodwill allocated to the relevant CGU. If the impairment loss is greater than the attributable goodwill, the excess is then recorded to the other long-lived assets in the CGU on a pro rata basis.

A prior period impairment loss is tested for possible reversal of impairment whenever an event or change in circumstance indicates the impairment may have reversed. If it has been determined that the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount to a maximum of the carrying value that would have been determined had no impairment loss been recognized in prior periods. An impairment loss reversal is recognized into the consolidated statement of earnings. Impairment losses recognized in relation to goodwill are not reversed for subsequent increases in its recoverable amount.

The recoverable amount is determined based on the present value of estimated future cash flows from each long-lived asset or CGU, which are calculated based on numerous assumptions such as proven and probable reserves, resources when appropriate, estimates of discount rates, realizable metals prices, operating costs, capital and site restoration expenses and estimated future foreign exchange and inflation rates, as defined under IFRS for FVLCS and VIU. Management’s assumptions and estimate of future cash flows are subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company’s control. Therefore, it is reasonably possible that changes could occur with evolving economic conditions, which may affect the recoverability of the Company’s long-lived assets and goodwill. If the Company fails to achieve its valuation assumptions or if any of its long-lived assets or CGU experiences a decline in its fair value, then this may result in an impairment charge in future periods, which would reduce the Company’s earnings.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

(k)	Asset retirement obligations

The Company records the present value of estimated costs of legal and constructive obligations required to restore locations in the period in which the obligation is incurred with a corresponding increase in the carrying value of the related mining asset. The obligation is generally considered to have been incurred when mine assets are constructed or the ground environment is disturbed at the production location. The discounted liability is adjusted at the end of each period to reflect the passage of time, based on the discount rates that reflect current market assessments and the risks specific to the liability, and changes in the estimated future cash flows underlying the obligation.

The Company also estimates the timing of the outlays, which is subject to change depending on continued operation or newly discovered reserves.

The periodic unwinding of the discount is recognized in earnings as a finance cost. Additional disturbances or changes in restoration costs will be recognized as changes to the corresponding assets and asset retirement obligation when they occur. Environmental and on-going site reclamation costs at operating mines, as well as changes to estimated costs for closed sites, are charged to earnings in the period during which they occur.

(l)	Income and mining taxes

(i)	Current income and mining tax

Current income and mining tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Current income and mining tax assets and current income and mining tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Current income and mining taxes relating to items recognized directly in equity are recognized directly in equity.

(ii)	Deferred income and mining tax

Deferred income and mining tax is provided using the balance sheet method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income and mining tax liabilities are recognized for all taxable temporary differences, except:

—

Where the deferred income and mining tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit; and

—

In respect of taxable temporary differences associated with investments in subsidiaries, and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled by the parent, or venturer and it is probable that the temporary differences will not reverse in the foreseeable future.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

Deferred income and mining tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

—

When results from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

—

In respect of deductible temporary differences associated with investments in subsidiaries, and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income and mining tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income and mining tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

A translation gain or loss will arise where the local tax currency is not the same as the functional currency. A deferred tax is recognized on the difference between the book value of the non-monetary assets and the underlying tax basis, translated to the functional currency using the current foreign exchange rate.

Deferred income and mining tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is expected to be realized or the liability settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred income and mining taxes relating to items recognized directly in equity are recognized directly in equity.

Deferred income and mining tax assets and deferred income and mining tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

There is no certainty that income and mining tax rates will be consistent with current estimates. Changes in tax rates increase the volatility of the Company’s earnings.

(m)	Flow-through shares

Flow-through common shares are recognized in equity based on the quoted price of the existing shares on the date of the issue. The difference between the amount recognized in common shares and the amount the investor pays for the shares is recognized as a deferred gain which is reversed into earnings as eligible expenditures are incurred. The deferred tax impact is recorded as eligible expenditures are incurred, provided the Company has the intention to renounce the related tax benefits.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

(n)	Earnings per share

The Company presents basic and diluted earnings per share data for its common shares. Basic earnings per share are calculated by dividing earnings attributable to equity shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share are determined by adjusting the weighted average number of common shares for the dilutive effect of share-based payments, employees performance share units, and warrants using the treasury stock method.

(o)	Share-based payments

The Company has the following share-based payment plans with related costs included in general and administrative expenses.

(i)	Share options, share bonus plan, and deferred share plan

The Company operates a number of equity-settled share-based payment plans in respect of its employees. Compensation costs are measured based on the grant date fair value of the equity-settled instruments and recognized upon grant date over the related service period in the statement of earnings and credited to contributed surplus within shareholders’ equity.

The fair value is based on market prices of the equity-settled instruments granted, taking into account the terms and conditions upon which those equity-settled instruments were granted. The fair value of equity-settled instruments granted is estimated using the Black-Scholes model and appropriate assumptions at grant date.

The model requires management estimates such as risk-free interest rate, volatility and weighted average expected life impacting weighted average grant date fair value. The weighted average grant date fair value is the basis for which share-based payments are recognized in earnings.

Upon exercise of options and/or issuance of shares, consideration paid by employees, as well as the grant date fair value of the equity-settled instruments, are transferred to common shares.

(ii)	Directors share bonus plan

Share bonuses to directors are expensed on issuance as they vest immediately. They are measured at the date of issuance at the closing market price of the last day of the quarter.

(iii)	Share purchase plan

The Company provides a share purchase plan where the Company contributes towards the purchase of shares on the open market. The Company’s contribution vests on December 31 of each year and is charged to earnings in the year of contribution.

(p)	Revenue recognition

Revenues include sales of gold, niobium and by-product concentrate as well as royalty revenue.

Revenues from the sale of gold and by-products (silver and copper concentrate) are recognized when the metal is delivered to the counterparties to the transaction.

Revenues from the sale of niobium (ferroniobium) are recognized when legal title (rights and obligations) to the ferroniobium is transferred to the buyer.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

Royalty revenue is recognized when the Company has reasonable assurance with respect to measurement and collectability. Revenue based royalties such as Net Smelter Return (“NSR”) or Gross Proceeds Royalties are determined based on the proceeds from the sale or other disposition of minerals recovered from the property on which the royalty interest is held. The form, manner and timing of the receipt of any specific royalty payment are governed by the corresponding royalty agreement with the owner of the royalty property.

(q)	Assets held for sale and discontinued operations

A discontinued operation is a component of the Company that either has been disposed of or is classified as held for sale, i.e. if its carrying value will be recovered principally through a sale transaction rather than through continuing use and when the relevant criteria are met. A component of the Company comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. Results of operations and any gain or loss on the disposal are disclosed separately as net earnings from discontinued operations in the consolidated statement of earnings and comparative periods are reclassified accordingly.

4.	FUTURE ACCOUNTING POLICIES

IFRS 9 – Financial instruments

The IASB has issued IFRS 9, Financial Instruments, which is a four-part project proposing to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 is planned to be effective on January 1, 2013. The first part of this project provides new guidance for the classification and measurement of financial assets and liabilities. The Company is in the process of evaluating the impact of the change to its consolidated financial statements based on the characteristics of its financial instruments.

IFRS 10 – Consolidated financial statements

The IASB recently issued its new suite of consolidation and related standards, replacing the existing accounting for subsidiaries and joint ventures (now joint arrangements), and making limited amendments in relation to associates. IFRS 10 supersedes IAS 27, Consolidated and separate financial statements, and SIC 12, Consolidation – Special purpose entities. IFRS 10 will be effective January 1, 2013 and early adoption is permitted. The Company is in the process of evaluating the requirements of the new standards.

IFRS 11 – Joint arrangements, and

IAS 28 – Amended standard on associates and joint ventures

The IASB replaced the existing guidance for joint ventures (new arrangements) and made limited amendments in relation to associates and the application of the equity method of accounting. Under IFRS 11, joint arrangements are now classified as either joint operations or joint ventures, depending upon the rights and obligations of the parties to the arrangement.

Limited amendments were made to IAS 28 regarding associates and joint ventures held for sale and changes in interests held in associates and joint ventures. Under IFRS 11, joint ventures will be accounted for using the equity method instead of proportionate consolidation.

IFRS 11 and IAS 28 (2011) will be effective January 1, 2013 and early adoption is permitted. The Company will apply this new standard in relation to its joint ventures, Sadiola and Yatela. The Company is in the process of evaluating the requirements of the new standards.

IFRS 12 – Disclosure of interests in other entities

IFRS 12 replace the existing disclosure requirements for entities that have interests in subsidiaries, joint arrangements, and associates. IFRS 12 contains disclosure requirements for entities that have interests in unconsolidated structured entities. IFRS 12 will be effective January 1, 2013. The Company is in the process of evaluating the requirements of the new standards.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

IFRS 13 – Fair value measurement

IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance, and defines value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. IFRS 13 is applicable prospectively starting January 1, 2013 and early application is permitted with disclosure of the fact. The Company is in the process of evaluating the requirements of the new standards.

5.	DIVESTITURES

La Arena project

In June 2009, an option and earn-in agreement was entered into with Rio Alto Mining Limited (“Rio Alto”) for the sale of the La Arena project in Peru. In 2009, the Company received 8,024,511 common shares (10.6% interest) and 1,500,000 warrants of Rio Alto for a total value of $1,400,000 at inception.

During the option term, Rio Alto earned-in newly issued shares of La Arena S.A., an IAMGOLD wholly-owned subsidiary, up to the maximum allowed under the agreement of 38.7% by incurring $30,000,000 in expenditures on the La Arena project. The Rio Alto expenditures on the La Arena project totaled $38,933,000 since June 2009.

In February 2011, as per the option agreement, Rio Alto purchased all of the outstanding shares of La Arena S.A. for a cash payment of $48,847,000 resulting in a gain of $10,517,000 (before income tax impact). The La Arena project was included in the Exploration and evaluation segment. Major classes of assets and liabilities included as part of the La Arena project were as follows as at the date of disposal:

$
Current assets	147
Exploration and evaluation assets	66,941
Corporate equipments	103
Goodwill	11,289
Current liabilities	(6,044)
Deferred income and mining tax liabilities	(6,582)
Non-controlling interests	(27,524)
Net carrying value	38,330

6.	ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

(a)	Tarkwa and Damang mines (Investments in associates)

On June 22, 2011, IAMGOLD sold its 18.9% interests in the Tarkwa and Damang gold mines in Ghana, West Africa to Gold Fields Limited (“Gold Fields”) for gross proceeds of $667,000,000. Interests in Tarkwa and Damang mines were accounted for as investments in associates using the equity method. The Company ceased the equity method accounting as of April 15, 2011 and recorded an after-tax gain on this sale of $402,576,000. The Tarkwa and Damang mines were previously reported under the Equity-accounted items segment. For more information refer to note 6(c) below.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

(b)	Mupane mine

At the end of the second quarter of 2011, confirmed its plans to divest from the Mupane mine, located in Botswana. An agreement has been signed in early August to divest from the mine. Accordingly, the Mupane mine is presented as an asset held for sale and Mupane’s financial results are now reported under net earnings from discontinued operations in the consolidated statement of earnings.

Net earnings of the Mupane mine are disclosed as discontinued operations in the consolidated statement of earnings (refer to note 6(c) below). The assets and liabilities are classified as held for sale in the consolidated balance sheet since the relevant criteria are met. At June 30, 2011, the Mupane mine comprised assets of $50,419,000 and liabilities of $25,870,000. The Mupane mine was previously reported under the Gold mine – Botswana segment.

June 30, 2011
Assets classified as held for sale	$

Cash and cash equivalents	12,524
Receivables and other current assets	2,664
Inventories	7,612
Mining assets	21,843
Other non-current assets (Ore stockpiles)	5,776
50,419
Liabilities classified as held for sale

Accounts payable and accrued liabilities	(6,227)
Current portion of non-current liabilities	(6,990)
Deferred income and mining tax liabilities	(89)
Asset retirement obligations	(8,834)
Long-term portion of derivative contracts	(3,730)
(25,870)

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

(c)	Net earnings from discontinued operations

Results of these discontinued operations and the gain on disposal of investments in associates are presented separately as net earnings from discontinued operations in the consolidated statement of earnings, and comparative periods have been adjusted accordingly.

	Second quarter	Second quarter	Second quarter	Second quarter
	Second quarter ended June 30		Six months ended June 30
	2011	2010	2011	2010
	$	$	$	$
Mupane mine
Revenues	19,299	15,891	37,733	32,592
Mining costs	(14,920)	(15,326)	(35,827)	(30,627)
Other expenses	(2,594)	(7,270)	(932)	(7,628)
	1,785	(6,705)	974	(5,663)
Income and mining taxes	-	(21)	-	(41)
	1,785	(6,726)	974	(5,704)

Tarkwa and Damang mines
Share of earnings from investments in associates	-	13,204	21,002	23,616
Gain on sale of investments in associates	402,576	-	402,576	-
	402,576	13,204	423,578	23,616
Net earnings from discontinued operations attributable to Equity shareholders of the Company	404,361	6,478	424,552	17,912

(d)	Net cash flow from (used in) discontinued operations and cash held for sale

	Second quarter	Second quarter	Second quarter	Second quarter
Cash flow from (used in):	$	$	$	$
Operating activities	3,502	20,405	10,438	27,547
Investing activities	(2,697)	14,313	(3,567)	14,097
Net cash flow from discontinued operations	805	34,718	6,871	41,644
Cash and cash equivalents held for sale	(12,524)	-	(12,524)	-
	(11,719)	34,718	(5,653)	41,644

7.	CASH AND CASH EQUIVALENTS

	June 30 2011	December 31 2010	January 1 2010
	$	$	$
Cash	250,439	269,194	182,570
Cash equivalents: Short-term deposits with initial maturities of less than three months	797,038	1,585	8,804
Cash and cash equivalents	1,047,477	270,779	191,374

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

8. GOLD BULLION
		June 30 2011	December 31 2010	January 1 2010
Ounces held	(oz)	100,001	100,001	99,999
Weighted average acquisition cost	($/oz)	419	404	404
Acquisition cost	($000)	41,878	40,411	40,408
End of period spot price for gold	($/oz)	1,506	1,406	1,088
End of period market value	($000)	150,552	140,551	108,749

During the second quarter of 2011, the Company sold 1,412 ounces in conjunction with the sale of its interests in the Tarkwa and Damang properties. The Company subsequently purchased back on the market 1,412 ounces of gold, resulting in a gain of $1,412,000.

9. RECEIVABLES AND OTHER CURRENT ASSETS

	Note	June 30 2011	December 31 2010	January 1 2010
		$	$	$
Gold trade receivables		7,259	9,808	7,693
Settlement receivables from sales of niobium		17,485	12,666	20,720
Receivables from governments related to taxes, mineral rights and exploration tax credits		33,934	24,422	24,717
Royalty receivable		2,338	1,625	1,188
Other receivables		6,983	6,665	7,911
		67,999	55,186	62,229
Derivatives – currency contracts	14	1,689	-	142
Derivatives – heating oil option contracts	14	1,799	-	2,723
Derivatives – aluminum option contracts	14	19	-	186
Marketable securities – current portion		27,950	6,670	-
Prepaid expenses		31,182	19,992	17,632
		130,638	81,848	82,912

10. INVENTORIES

	June 30 2011	December 31 2010	January 1 2010
	$	$	$
Current:
Finished goods:
Gold production inventories	38,067	38,632	32,104
Niobium production inventories	15,590	12,841	7,230
Concentrate inventory	589	589	661
Gold in process	7,748	6,960	10,991
Ore stockpiles	43,479	19,628	26,392
Mine supplies	142,701	126,066	83,519
	248,174	204,716	160,897

Included in Other non-current assets:
Ore stockpiles	100,259	97,880	70,370

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

11.  EXPLORATION AND EVALUATION ASSETS

      Capitalized investments in exploration and evaluation properties, net of impairment charges, were as follows:

	Note	June 30 2011	December 31 2010	January 1 2010
		$	$	$
Canada – Westwood project		265,190	209,615	119,333
Ecuador – Quimsacocha project	25(a)	25,520	23,937	19,345
Tanzania – Other		-	726	726
French Guiana – Camp Caiman project	25(b)	2,241	3,223	3,476
Peru – La Arena project	5	-	66,941	30,008
Peru – Other		-	1,773	1,773
		292,951	306,215	174,661

Exploration expenses in the consolidated statement of earnings amounted to $17,990,000 in the second quarter of 2011 ($31,940,000 during the first six months of 2011) compared to $11,392,000 during the second quarter of 2010 ($19,690,000 during the first six months of 2010).

12.  GOODWILL

Net book value	Note	Second quarter ended June 30 2011	Second quarter ended June 30 2010	Six months ended June 30 2011	Six months ended June 30 2010
		$	$	$	$
At the beginning of the period		256,689	267,978	267,978	267,978
Disposal of the La Arena project	5	-	-	(11,289)	-
At the end of the period		256,689	267,978	256,689	267,978

13.  OTHER NON-CURRENT ASSETS

	June 30 2011	December 31 2010	January 1 2010
	$	$	$
Receivables from governments related to taxes, mineral rights and exploration tax credits	10,312	9,570	6,229
Marketable securities – non-current	71,564	69,331	49,237
Warrants held as investments	6,988	4,748	1,382
Royalty interests	24,705	26,514	28,688
Ore stockpiles – non-current	100,259	97,880	70,370
Corporate equipment	7,417	6,864	6,035
Other intangible assets	4,811	5,332	8,373
Restricted cash	1,249	5	5
Other assets	3,480	4,089	4,416
	230,785	224,333	174,735

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

14. FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments.

	June 30, 2011		December 31, 2010		January 1, 2010
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
	$	$	$	$	$	$
Financial Assets
Cash and cash equivalents	1,047,477	1,047,477	270,779	270,779	191,374	191,374
Receivables included in receivables and other	67,999	67,999	55,186	55,186	62,229	62,229
Derivatives – Currency contracts(1)	1,689	1,689	-	-	142	142
Derivatives – Heating oil option and swap contracts(1)	1,799	1,799	-	-	2,723	2,723
Derivatives – Aluminum option contracts(1)	19	19	-	-	186	186
Marketable securities(1)	99,514	99,514	76,001	76,001	49,237	49,237
Warrants held as investments(1)	6,988	6,988	4,748	4,748	1,382	1,382

Financial Liabilities
Accounts payable and accrued liabilities	(153,130)	(153,130)	(158,410)	(158,410)	(140,463)	(140,463)
Other long-term liability – Embedded derivatives(2)	(979)	(979)	(1,449)	(1,449)	(1,108)	(1,108)

(1)	Derivatives, marketable securities, and warrants held as investments in other companies are discussed below.
(2)	Related to the contingent liability following the purchase in 2009 of the additional 3% interest in Sadiola.

(a)	Financial risk management objectives and policies

As at June 30, 2011, the Company’s cash and cash equivalents, and gold bullion position valued at the end of the period gold market price, was $1,198,029,000 (December 31, 2010 – $411,330,000). The Company has a $350,000,000 unsecured revolving credit facility and a $50,000,000 revolving facility for the issuance of letters of credit. As at June 30, 2011 and December 31, 2010, no funds were drawn against the credit facility, and $18,815,000 (December 31, 2010 – $18,244,000) in letters of credit were used to guarantee certain asset retirement obligations.

Marketable securities and warrants held as investments, and market price risk

Investments in marketable securities are classified as available-for-sale financial assets and are recorded at fair value in receivables and other for marketable securities expected to be sold in the next 12 months, and for the remainder in other non-current assets on the consolidated balance sheet.

In the second quarter of 2011, an unrealized loss related to change in market price of marketable securities classified as available-for-sale of $11,916,000 (first six months of 2011 – gain of $7,730,000) compared to of a gain of $2,491,000 during the second quarter of 2010 (first six months of 2010 – gain of $4,064,000) was recorded in the fair value reserve within equity. The Company sold some of its marketable securities during the first and second quarters of 2011 and 2010. Gains previously included in the fair value reserve were transferred to the statement of earnings for $644,000 (first six months of 2011 – $931,000) compared to of $914,000 during the second quarter of 2010 (first six months of 2010 – $8,941,000).

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

At the end of the period, the Company reviewed the value of marketable securities for objective evidence of impairment based on both quantitative and qualitative criteria and determined that no impairment charge was required in 2011 and 2010. Factors considered in determining impairment included a decreasing trend of these investments’ market value and other information available on these companies.

The Company also has share purchase warrants held as investments included in other non-current assets on the consolidated balance sheet. These warrants held as investments are considered financial assets at fair value through profit and loss. The unrealized gain or loss related to changes in fair value is reported under derivative gain or loss in the consolidated statement of earnings. An unrealized loss of $760,000 related to the change in the fair value of these warrants held as investments was recorded in the second quarter of 2011 (first six months of 2011 – gain of $2,054,000) compared to a loss of $507,000 during the second quarter of 2010 (first six months of 2010 – gain of $494,000).

At June 30, 2011, the impact of a change of 10% in the fair value of marketable securities and warrants held as investments would have resulted in a change in unrealized net of tax gain/loss of $8,633,000 that would be included in other comprehensive income, and a change of $605,000 in net earnings.

Currency exchange rate risk

During the second quarter of 2011, the Company entered into forward contracts to hedge a portion of its exposure to the Canadian dollar for the remainder of 2011. The Company’s objective is to hedge its exposure to the Canadian dollar requirement due to capital expenditures required to advance the Westwood project and operating and capital expenditures at the Niobec mine, as well as corporate costs. At June 30, 2011, the Company had outstanding forward contracts to buy C$90,000,000 (equivalent of $91,426,000) hedging 45% of the Company’s Canadian dollar requirement for the last six months of 2011. These forward contracts all mature in 2011 and do not qualify for hedge accounting.

	December 31	December 31
Fair value	June 30 2011	December 31 2010
	$	$
Canadian dollar	1,689	-

Fair value adjustments (unrealized gain (loss) on contracts) and a realized loss on deliveries were recognized and recorded as follows:

	Six months	Six months	Six months	Six months
	Second quarter ended June 30		Six months ended June 30
	2011	2010	2011	2010
	$	$	$	$
Unrealized gain (loss) on contracts	1,689	(1,512)	1,689	(1,930)
Realized loss	-	(2,396)	-	(2,396)
Total included in derivative gain (loss)	1,689	(3,908)	1,689	(4,326)

The fair value as at June 30, 2011, and the fair value based on an increase or a decrease of 10% of the exchange rate as compared to the US dollar would have been as follows:

	Decrease of 10	Decrease of 10	Decrease of 10
Fair value	June 30, 2011	Increase of 10%	Decrease of 10%
	$	$	$
Canadian dollar	1,689	(7,185)	11,230

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

The foreign exchange gain recorded in the second quarter of 2011 of $5,120,000 (first six months of 2010 – loss of $233,000) compared to a gain of $5,151,000 during the second quarter of 2010 (first six months of 2010 – gain of $3,514,000) was mainly due to the impact of foreign exchange variation on net monetary assets such as cash held in Canadian dollars, receivables, payables, income and mining taxes payable, and asset retirement obligations. A 10% depreciation of the Canadian dollar compared to the U.S. dollar would impact positively net earnings (including the tax impact) by approximately by $13,000,000. A 10% appreciation would decrease net earnings (including the tax impact) by approximately $14,000,000.

Oil option contracts and fuel market price risk

Diesel is a key input to extract tonnage and, in some cases, to wholly or partially power operations. Since fuel is produced by the refinement of crude oil, changes in the price of oil directly impact fuel costs. The Company believes there is a strong relationship between prices for crude oil, heating oil and diesel. Since heating oil is traded in an active market, the Company uses heating oil option contracts to mitigate the risk of oil price volatility on fuel consumption.

In 2011, the Company entered into option contracts to hedge 8,800,000 gallons expiring in 2011 and 4,000,000 gallons expiring in 2012, being 58% of the second half of 2011 and 14% of 2012 planned fuel requirements at the Rosebel, Essakane, Sadiola and Yatela operations. The net premium paid on the option contracts to hedge the planned requirements was $1,183,000 (premium average price of $0.09 per gallon).

The fair value is included in receivables and other in the consolidated balance sheet. At June 30, 2011, the fair value of outstanding contracts was as follows:

Fair value	Number of gallons	June 30 2011	December 31 2010
		$	$
Heating oil option contracts	12,800,000	1,799	-

As of June 30, 2011, the valuation of these contracts was based on a heating oil price of between $2.55 and $2.99 per gallon with a net premium of $0.09 per gallon. The fair value of these contracts, based on an increase or a decrease of 10% of the price per gallon, would have been as follows:

	June 30, 2011	Increase of 10%	Decrease of 10%
	$	$	$
Heating oil option contracts	1,799	4,297	(109)

 Changes in fair values resulted in a derivative gain (loss) as follows:

	Second quarter ended June 30		Six months ended June 30
	2011	2010	2011	2010
	$	$	$	$
Unrealized gain (loss) on contracts	616	(1,176)	616	(1,501)
Realized gain	-	38	-	18
Total included in derivative gain (loss)	616	(1,138)	616	(1,483)

Aluminum contracts and market price risk

Aluminum is a key input in the production of ferroniobium. The Company has a hedging strategy to limit the impact of fluctuations of aluminum prices and to economically hedge a portion of its future consumption of aluminum at the Niobec mine. The Company used swap contracts to economically hedge 28% of its aluminum exposure for the remaining of 2011 at the Niobec mine. The fair value of outstanding contracts as at June 30, 2011 was $19,000 (December 31, 2010 – $nil). The valuation of these contracts was based on an aluminum price of $2,500 per metric tonne, at no cost, for the 2011 consumption.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

These contracts did not qualify for hedge accounting and all mature in 2011. Changes in fair values resulted in a derivative gain (loss) as follows:

	Second quarter ended June 30		Six months ended June 30
	2011	2010	2011	2010
	$	$	$	$
Unrealized gain (loss) on contracts	(126)	(109)	19	(186)
Realized gain	31	36	31	79
Total included in derivative gain (loss)	(95)	(73)	50	(107)

(b)	Capital management

On January 14, 2011, the Company paid the 2010 annual dividend of $0.08 per share totaling $29,828,000. On June 21, 2011, IAMGOLD announced the next semi-annual dividend payment in the amount of $0.10 per share totaling $37,513,000 which was paid on July 20, 2011, in addition to $9,609,000 related to subsidiaries’ dividends payable to minority interests.

In July 2011, IAMGOLD filed a renewal of its existing short form base shelf prospectus of up to $1 billion. The renewal has a 25 month life in Canada, except for Quebec, and the United States, and is intended to provide the Company additional financial flexibility. The proceeds from any such offerings may be used by the Company to further expand and develop its existing mines, advance its development projects, further explore and develop its mineral properties, fund working capital requirements or for other general corporate purposes including acquisitions. This filing is a renewal of the Company’s existing base shelf prospectus that was never drawn on.

(c)	Derivative gain (loss)

The derivative gain (loss) is included in Interest income, derivatives and other investments gains (note 22) in the consolidated statement of earnings.

			Second quarter ended June 30		Six months ended June 30
	Note		2011	2010	2011	2010
Unrealized change in fair value of:			$	$	$	$
Derivative – Currency contracts	14	(a)	1,689	(1,512)	1,689	(1,930)
Derivative – Heating oil contracts	14	(a)	616	(1,176)	616	(1,501)
Derivative – Aluminum contracts	14	(a)	(126)	(109)	19	(186)
Other (warrants, warrants held as investments and embedded derivatives)			(777)	(1,172)	2,024	166
Unrealized derivative gain (loss)			1,402	(3,969)	4,348	(3,451)
Realized gain (loss) on:
Derivative – Currency contracts			-	(2,396)	-	(2,396)
Derivative – Heating oil contracts	14	(a)	-	38	-	18
Derivative – Aluminum contracts	14	(a)	31	36	31	79
Realized derivative gain (loss)			31	(2,322)	31	(2,299)
Derivative gain (loss)			1,433	(6,291)	4,379	(5,750)

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

15.	PROVISIONS

Provisions for litigation claims

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events.

The Company is subject to various litigation actions, whose outcome could have an impact on its valuation should it be required to make payments to the plaintiffs. In-house counsel and outside legal advisors assess the potential outcome of the litigation and the Company establishes provisions for future disbursements required. As at June 30, 2011, the Company does not have any material provisions for litigation claims.

16.	SHARE CAPITAL

(a)	Authorized

Unlimited first preference shares, issuable in series

Unlimited second preference shares, issuable in series

Unlimited common shares

(b)	Issued and outstanding common shares

Six months ended June 30	2011	2010
	Number of shares	Number of shares

Outstanding, beginning of year	372,849,289	368,887,211
Issuance of flow-through shares(note 16(c))	1,700,000	1,575,000
Exercise of options	535,904	1,296,961
Issuance of shares for share-based payments (note 17(b),(c))	49,709	64,711
Outstanding, end of the period	375,134,902	371,823,883

(c)	Issuance of flow-through shares

Flow-through common shares require the Company to incur an amount equivalent to the proceeds of the issue on prescribed resource expenditures in accordance with the applicable tax legislation. The proceeds from the flow-through shares fund prescribed resource expenditures on the Westwood project.

In February 2011, IAMGOLD entered into an agreement for a private placement of flow-through shares. The issuance of 1,700,000 shares at a price of C$25.48 per share raised gross proceeds of $43,281,000 (C$43,316,000).

In 2010, the Company issued 1,575,000 flow-through shares in March 2010 at C$20.00 per share with gross proceeds of $29,706,000 (C$31,500,000) in addition to 403,064 flow-through shares in September 2010 at C$24.81 per share with gross proceeds of $9,394,000 (C$10,000,000).

Flow-through common shares are recognized based on the quoted price of the existing shares on the date of the issue. The difference between the amount recognized in common shares and the amount the investor pays for the shares is recognized as a deferred gain which is reversed into earnings as eligible expenditures are made.

As at June 30, 2011, the remaining unspent amount was $16,956,000 (C$16,342,000). The Company plans to fulfill its commitments under the subscription agreement and satisfy the requirements under applicable Canadian federal income tax legislation later in 2011 or at the beginning of 2012.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

(d)	Earnings per share

Basic earnings per share computation

	Second quarter ended June 30		Six months ended June 30
	2011	2010	2011	2010
	$	$	$	$
Numerator:
Net earnings from continuing operations attributable to equity shareholders of the Company	74,536	23,056	207,723	68,648

Net earnings attributable to equity shareholders of the Company	478,897	29,534	632,275	86,560
Denominator:	Number	Number	Number	Number

Weighted average number of common shares (basic)	374,893,521	371,241,172	374,249,523	370,330,938
	$/share	$/share	$/share	$/share
Basic earnings from continuing operations attributable to equity shareholders of the Company per share	0.20	0.06	0.56	0.19
Basic earnings attributable to equity shareholders of the Company per share	1.28	0.08	1.69	0.23

Diluted earnings per share computation

	Second quarter ended June 30		Six months ended June 30
	2011	2010	2011	2010
Denominator:	Number	Number	Number	Number
Weighted average number of common shares (basic)	374,893,521	371,241,172	374,249,523	370,330,938
Dilutive effect of employee share options	1,545,051	2,288,314	1,696,102	2,156,994
Dilutive effect of share bonus plan and employee deferred share plan	83,805	93,265	84,401	106,374
Dilutive effect of employees performance share units	4,341	-	2,660	-
Dilutive effect of warrants	-	25,178	-	16,261
Weighted average number of common shares (diluted)	376,526,718	373,647,929	376,032,686	372,610,567
	$/share	$/share	$/share	$/share
Diluted earnings from continuing operations attributable to equity shareholders of the Company per share	0.20	0.06	0.55	0.18
Diluted earnings attributable to equity shareholders of the Company per share	1.27	0.08	1.68	0.23

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

Equity instruments excluded from the computation of diluted earnings per share which could be dilutive in the future were as follows:

	Six months ended	Six months ended	Six months ended	Six months ended	Six months ended
		Second quarter ended June 30		Six months ended June 30
		2011	2010	2011	2010
		Number	Number	Number	Number
Share options		258,121	320,456	224,621	384,856

17. SHARE-BASED PAYMENTS

The Company expenses the fair value of all share-based payment transactions, all of which are equity-settled. The amount recorded in earnings in the period is as follows:

	Second quarter ended June 30		Six months ended June 30
	2011	2010	2011	2010
	$	$	$	$
Share option plan	1,326	2,089	2,729	4,226
Share bonus plan	76	84	161	163
Deferred share plan	382	50	550	114
	1,784	2,223	3,440	4,503

(a)	Share option plan

The Company has a comprehensive share option plan for its full-time employees, directors and officers. As at June 30, 2011, the total number of shares reserved for the grants of share options was 20,257,401. As of June 30, 2011, 7,869,244 shares remain in reserve. Options issued on the acquisition of Cambior Inc. (in 2006) are excluded from this reserve number.

Six months ended June 30	2011
	Options	Weighted Average Exercise Price (C$)
Outstanding, beginning of year	4,732,649	11.31
Granted	660,416	19.11
Exercised	(535,904)	9.91
Forfeited	(144,946)	11.24
Outstanding, end of the period	4,712,215	12.56
Exercisable, end of the period	2,234,177	10.76

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

The following are the inputs to the Black-Scholes model used in determining fair value for options granted in the first six months of 2011. The estimated fair value of the options is expensed over their vesting period of five years.

2011
Risk-free interest rate	2%
Volatility	45%
Dividend	0.41%
Weighted average expected life of options issued (years)	5.0
Weighted average grant-date fair value (C$ per share)	7.71
Weighted average share price at grant date (C$ per share)	19.07
Weighted average exercise price (C$ per share)	19.11

Expected volatility is estimated by considering historic average share price volatility.

(b)	Share bonus plan

A summary of the status of the Company’s share bonus plan and changes during the first six months of 2011 is presented below.

Six months ended June 30	2011
Number
Outstanding, beginning of year	12,500
Granted	8,000
Issued	(19,750)
Forfeited	(750)
Outstanding, end of the period	-

(c)	Deferred share plan

The Company has a deferred share plan for employees whereby a maximum of 500,000 common shares may be awarded. As of June 30, 2011, 406,957 shares remained in reserve.

Summary of plan

Restricted share units: Executive officers and certain employees are granted restricted share units from the deferred share plan on an annual basis. Restricted share units granted in 2010 and prior vest equally over three or four years, have no restrictions upon vesting and are equity settled. There are no cash settlement alternatives and no vesting conditions other than service.

Starting in 2011, restricted share unit grants vest after thirty-five months, have no restrictions upon vesting and are equity settled. There are no cash settlement alternatives and no vesting conditions other than service.

Restricted share units are granted to employees based on performance objectives and criteria determined on an annual basis based on guidelines established by the Compensation Committee of the Board of Directors. The amount of shares granted is determined as part of the employees’ overall compensation.

A summary of the status of the Company’s restricted share units and changes during the first six months of 2011 is presented below.

Six months ended June 30	2011
Number
Outstanding, beginning of year	137,417
Granted	126,113
Issued	(29,958)
Forfeited	(9,875)
Outstanding, end of the period	223,697

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

The following are the inputs to the Black-Scholes model used in determining fair value for restricted share units granted in the first six months of 2011. The estimated fair value of the awards is expensed over their vesting period of thirty-five months.

2011
Weighted average grant-date fair value (C$ per share)	20.61
Share price (C$ per share)	20.81
Risk-free interest rate	2%
Volatility	46%
Dividend	0.38%
Weighted average expected life (years)	2.9

Expected volatility is estimated by considering historic average share price volatility.

Performance share units: Starting in 2011, executive officers and senior employees are granted on an annual basis, performance share units from the deferred share plan based on performance objectives and criteria determined on an annual basis and as per guidelines established by the Compensation Committee of the Board of Directors. The amount of performance share units granted is determined as part of the executive officers and senior employees’ overall compensation. The performance share units vest after thirty-five months provided the Compensation Committee determines certain corporate performance targets are achieved and the service conditions are met.

A summary of the status of the Company’s performance share units and changes during the first six months of 2011 is presented below.

Six months ended June 30	2011
Number
Outstanding, beginning of year	-
Granted	74,639
Outstanding, end of the period	74,639

(d)	Share purchase plan

The Company has a share purchase plan for Canadian and American-resident or expatriates employees with more than 3 months of continuous service. Participants determine their contribution as a whole percentage of their base salary from 1% to 10%. The Company matches 75% of the first 5% of employee contributions, to a maximum of 3.75% of the employee’s salary, towards the purchase of shares on the open market. No shares are issued from treasury under the current purchase plan. The Company’s contribution is expensed and is considered vested at the end of the day on December 31 of each calendar year.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

18.	NET CHANGE in FAIR VALUE RESERVE

	Second quarter ended June 30		Six months ended June 30
	2011	2010	2011	2010
	$	$	$	$
Change of available-for-sale financial assets
Unrealized gain (loss)	(11,916)	2,491	7,730	4,064
Income and mining tax impact	1,173	(348)	(2,182)	(130)
	(10,743)	2,143	5,548	3,934
Reversal of unrealized gain following the sale of available-for-sale financial assets
Gain on sale	(644)	(914)	(931)	(8,941)
Income and mining tax impact	86	121	125	1,212
	(558)	(793)	(806)	(7,729)
	(11,301)	1,350	4,742	(3,795)

19.	MINING COSTS

Mining costs include mine production, transport and smelter processing costs, royalty expenses, applicable site administrative costs, applicable stripping costs and other related costs, as well as depreciation, depletion and amortisation.

	Second quarter ended June 30		Six months ended June 30
	2011	2010	2011	2010
	$	$	$	$
Direct operating costs – mines	154,358	88,318	297,635	174,561
Royalties	17,431	8,575	35,719	17,637
Operating costs – mines	171,789	96,893	333,354	192,198
Stock movements	(7,734)	(2,493)	(4,564)	3,938
Other	4,191	4,879	7,165	6,387
Mining costs excluding depreciation, depletion and amortisation	168,246	99,279	335,955	202,523
Depreciation, depletion and amortisation	31,733	23,430	73,512	51,333
Mining costs	199,979	122,709	409,467	253,856

20.	GENERAL AND ADMINISTRATIVE EXPENSES

		Second quarter ended June 30		Six months ended June 30
	Note	2011	2010	2011	2010
		$	$	$	$
Salaries, director and management fees		4,997	6,597	10,747	12,502
Professional and consulting fees		2,600	2,449	5,543	5,243
Office administration and other		1,107	1,367	2,687	1,718
		8,704	10,413	18,977	19,463
Share-based payments	17	1,784	2,223	3,440	4,503
Depreciation		503	332	950	670
General and administrative expenses		10,991	12,968	23,367	24,636

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

21.	FINANCE COSTS

	Second quarter ended June 30		Six months ended June 30
	2011	2010	2011	2010
	$	$	$	$
Credit facility fees	981	1,387	1,920	1,713
Accretion expense	926	566	1,689	1,446
Other	77	-	81	(15)
	1,984	1,953	3,690	3,144

22.	INTEREST INCOME, DERIVATIVES AND OTHER INVESTMENT GAINS (LOSSES)

	23,417	23,417	23,417	23,417	23,417
		Second quarter ended June 30		Six months ended June 30
	Note	2011	2010	2011	2010
		$	$	$	$
Interest income		121	43	147	105
Gain on sale of gold bullion	8	1,412	-	1,412	-
Gain on sale of marketable securities	14(a)	644	914	931	8,941
Gain (loss) on sale of assets		1,119	(25)	1,328	34
Gain on sale on the La Arena project	5	-	-	10,517	-
Derivative gain (loss)	14(c)	1,433	(6,291)	4,379	(5,750)
Amortisation of gain related to flow-through shares		3,466	-	4,292	2,301
Other		282	3,894	411	692
		8,477	(1,465)	23,417	6,323

23.	INCOME AND MINING TAX EXPENSES

The Company estimates the effective tax rate expected to be applicable for the full fiscal year and uses that rate to provide for income taxes in interim reporting periods. The Company also recognizes the tax impact on certain discrete (unusual or infrequently occurring) items, including changes in judgment concerning the probable realization of losses and effects of changes in tax laws or rates, in the interim period in which they occur.

The Company reported income and mining tax expenses of $47,448,000 and $28,948,000 for the second quarters ended June 30, 2011 and 2010, respectively. The income and mining tax rate varies from the combined Canadian federal and provincial statutory tax rate of 28.4% and 31.0% in the second quarter of 2011 and 2010 respectively, due to the geographical distribution of earnings, which are subject to different tax rates, fluctuations in exchange rates and other non deductible expenses.

The Company has generally not recognized tax benefits on losses generated in several countries where the recent history of operating losses does not satisfy the probable criteria for the recognition of deferred tax assets. Consequently, there is no income tax benefit recognized on the pre-tax losses in these jurisdictions.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

24.	CASH FLOW ITEMS

(a)	Adjustments for other non-cash items

		Second quarter ended June 30		Six months ended June 30
	Note	2011	2010	2011	2010
		$	$	$	$
Share-based payments		1,784	2,223	3,440	4,503
Gain on sale of marketable securities	14(a)	(644)	(914)	(931)	(8,941)
Loss (gain) on sale of assets	22	(1,119)	25	(11,845)	(34)
Derivative loss (gain)	14(c)	(1,433)	6,291	(4,379)	5,750
Amortisation of gain related to flow-through shares		(3,466)	(3,761)	(4,292)	(3,761)
Unrealized foreign exchange and other		(6,716)	(364)	(1,812)	1,984
		(11,594)	3,500	(19,819)	(499)

(b)	Adjustments for cash items within operating activities

	Second quarter ended June 30		Six months ended June 30
	2011	2010	2011	2010
	$	$	$	$
Disbursement related to asset retirement obligations	(476)	(448)	(990)	(911)
Settlement of derivatives	(1,152)	529	(1,152)	(2,733)
Disbursement related to termination benefits	(145)	(70)	(272)	(173)
Other	28	(54)	(44)	(109)
	(1,745)	(43)	(2,458)	(3,926)

(c)	Movements in non-cash working capital items and long-term ore stockpiles

	Second quarter ended June 30		Six months ended June 30
	2011	2010	2011	2010
	$	$	$	$
Receivables and other non-current assets	(9,626)	7,563	(9,902)	15,964
Inventories and long-term ore stockpiles	(46,304)	(18,075)	(63,058)	(21,980)
Accounts payable and accrued liabilities	(8,274)	(3,296)	(6,736)	(16,690)
	(64,204)	(13,808)	(79,696)	(22,706)

(d)	Other investing activities

	Second quarter ended June 30		Six months ended June 30
	2011	2010	2011	2010
	$	$	$	$
Proceeds from sale of investments (Acquisition of investments)	(10,682)	1,259	(15,150)	13,924
Restricted cash	2,141	-	(1,244)	-
Net disposal (acquisition) of other assets	2,695	(937)	2,420	(1,111)
	(5,846)	322	(13,974)	12,813

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

25.	COMMITMENTS AND CONTINGENCIES

(a)	Quimsacocha Project in Ecuador

In November 2009, detailed mining and environmental regulations relating to the Ecuadorian mining law passed in February 2009 were completed and approved by President Correa. The Company has obtained the requisite permits and authorization to advance feasibility work at the Quimsacocha project in Ecuador. The Company maintains regular contact and dialogue with senior government officials in order to obtain needed clarity on fiscal and other matters including the analysis of the model mining contract recently released by the Ecuadorian government. The Company is also closely following the progress of mining contract negotiations involving three projects in Ecuador, which may serve to clarify certain key terms.

Assessment of the project’s financial viability continues as the Company works to clarify key fiscal and other applicable dimensions. The carrying value of the Quimsacocha project included in exploration and evaluation capitalized assets was $25,520,000 at June 30, 2011.

(b)	Camp Caiman Project in French Guiana

During the first quarter of 2008, the French government indicated that it would not be allowing the Camp Caiman project to proceed, and the Company responded by instituting two separate court proceedings in the second half of 2009 at the Administrative Tribunal of French Guiana, the first of which contests the legality of the French government’s decision and the second of which seeks compensation in the amount of €275,000,000 for damages resulting from that decision.

In response to a decision released by the Administrative Tribunal in the second quarter of 2010 in the first proceeding, which cancelled the government’s decision to deny a mining permit for the Camp Caiman project and ordered the government to issue a new decision on the Company’s application for such permit, the French government, acting through the Prefect of French Guiana, released a new decision in the third quarter of 2010, which again denied a mining permit for the Camp Caiman project.

The Company filed an appeal of this new decision in the fourth quarter of 2010 and also filed additional materials in the first quarter of 2011 in connection with the second proceeding dealing with the €275,000,000 compensation claim in response to materials which the Prefect had filed in the third quarter of 2010 in that matter.

The Prefect filed a brief with the Administrative Tribunal on July 27, 2011 in the first proceeding and the Company will seek an extension to the deadline for making submissions in that proceeding in order to file a response to the Prefect’s brief, which was filed shortly before the end-of-July deadline.

In the second proceeding, the Company filed a brief with the Administrative Tribunal on May 5, 2011 in response to a brief which the Prefect had filed with the tribunal on April 29, 2011.

No amounts have been accrued in the financial statements. In 2009, the Company recorded a non-cash impairment of $88,814,000 for the net carrying value of the project, including $28,239,000 for goodwill.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

(c)	Capital commitments

	June 30 2011	December 31 2010
	$	$
Capital commitments (excluding those related to joint ventures)
Contracted capital expenditures	73,090	32,152
Purchase obligations	23,738	15,302
Operating leases	6,849	5,869
Capital commitments related to joint ventures
Capital commitments incurred jointly with other venturers (IAMGOLD share)
Contracted capital expenditures	1,207	-
Purchase obligations	31,557	25,878
Operating leases	-	-

26.	RELATED PARTY TRANSACTIONS

There were no material related party transactions in 2011 and 2010.

27.	SEGMENTED INFORMATION

The Company’s gold mine segment is divided into geographic segments, as follows:

•	Suriname:

  –   Rosebel mine

•	Burkina Faso:

  –   Essakane mine

•	Canada:

  –   Doyon division including the Mouska mine and the Westwood project

•	Mali:

  –   Joint venture in the Sadiola mine (41%)

  –   Joint venture in the Yatela mine (40%)

•	Discontinued operations (note 6)

  –   Botswana, Mupane mine

  –   Investments in associates in the Tarkwa and Damang mines (18.9%).

The Company’s segments also include non-gold activities for the Niobec mine located in Canada, Exploration and evaluation, and Corporate which also includes royalty interests located in Canada.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

  Second quarter ended June 30, 2011

			Gold Mines
	Suriname	Burkina Faso	Canada	Mali	Total
	$	$	$	$	$
Revenues	132,563	104,040	1,448	55,781	293,832
Depreciation, depletion and amortisation	11,396	12,570	26	1,150	25,142
Exploration expenses	-	1,900	1,674	1,195	4,769
Interest income	-	-	-	-	-
Interest expense	91	-	36	-	127
Gain on sale of assets, marketable securities, and other	-	-	320	-	320
Net earnings (loss)	49,992	35,546	(3,853)	(12,960)	68,725
Expenditures for mining assets and capitalized exploration and evaluation	18,053	22,498	36,650	2,184	79,385
Decrease to goodwill	-	-	-	-	-

	Total Gold Mines	Niobium	Exploration and Evaluation	Corporate	Subtotal	Discontinued operations	Total
	$	$	$	$	$	$	$
Revenues	293,832	48,103	-	3,720	345,655	-	345,655
Depreciation, depletion and amortisation	25,142	4,554	88	2,452	32,236	-	32,236
Exploration expenses	4,769	-	13,221	-	17,990	-	17,990
Interest income	-	-	4	117	121	-	121
Interest expense	127	(6)	-	937	1,058	-	1,058
Gain on sale of assets, marketable securities, and other (note 22)	320	-	(50)	6,653	6,923	-	6,923
Net earnings (loss)	68,725	9,848	(13,201)	14,742	80,114	404,361	484,475
Expenditures for mining assets and capitalized exploration and evaluation	79,385	12,482	828	-	92,695	2,697	95,392
Decrease to goodwill	-	-	-	-	-	-	-

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

Second quarter ended June 30, 2010

			Gold Mines
	Suriname	Burkina Faso	Canada	Mali	Total
	$	$	$	$	$
Revenues	105,225	-	699	51,787	157,711
Depreciation, depletion and amortisation	12,073	-	10	4,846	16,929
Exploration expenses	-	-	1,116	279	1,395
Interest income	-	-	-	-	-
Interest expense	-	-	278	-	278
Gain on sale of assets, marketable securities, and other	-	-	243	-	243
Net earnings (loss)	27,329	(244)	(1,773)	7,047	32,359
Expenditures for mining assets and capitalized exploration and evaluation	18,943	51,996	23,993	3,190	98,122
Increase to goodwill	-	-	-	-	-

	Total Gold Mines	Niobium	Exploration and Evaluation	Corporate	Subtotal	Discontinued Operations	Total
	$	$	$	$	$	$	$
Revenues	157,711	38,919	-	1,473	198,103	-	198,103
Depreciation, depletion and amortisation	16,929	5,087	80	1,666	23,762	-	23,762
Exploration expenses	1,395	-	9,997	-	11,392	-	11,392
Interest income	-	-	4	39	43	-	43
Interest expense	278	14	-	1,095	1,387	-	1,387
Gain on sale of assets, marketable securities, and other (note 22)	243	-	(729)	5,269	4,783	-	4,783
Net earnings (loss)	32,359	5,717	(8,789)	(5,084)	24,203	6,478	30,681
Expenditures for mining assets and capitalized exploration and evaluation	98,122	24,429	13,691	-	136,242	1,048	137,290
Increase to goodwill	-	-	-	-	-	-	-

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

Six months ended June 30, 2011

	106,876	106,876	106,876	106,876	106,876	106,876
	Gold Mines
	Suriname	Burkina Faso	Canada	Mali		Total
	$	$	$	$		$
Revenues	278,566	265,849	15,096	106,876		666,387
Depreciation, depletion and amortisation	25,576	31,979	36	2,243		59,834
Exploration expenses	-	1,900	4,083	2,039		8,022
Interest income	-	-	-	-		-
Interest expense	91	-	43	-		134
Gain on sale of assets, marketable securities, and other	-	-	489	-		489
Net earnings (loss)	109,925	113,728	(4,014)	(2,190)		217,449
Expenditures for mining assets and capitalized exploration and evaluation	25,689	31,670	59,833	3,184		120,376
Decrease to goodwill	-	-	-	-		-

At June 30, 2011:
Total assets	750,086	920,356	570,693	160,580		2,401,715
Total liabilities	209,288	101,103	111,260	75,371		497,022

	Total Gold Mines	Niobium	Exploration and Evaluation	Corporate	Subtotal	Discontinued Operations	Total
	$	$	$	$	$	$	$
Revenues	666,387	87,713	-	5,588	759,688	-	759,688
Depreciation, depletion and amortisation	59,834	9,712	164	4,752	74,462	-	74,462
Exploration expenses	8,022	-	23,918	-	31,940	-	31,940
Interest income	-	-	8	139	147	-	147
Interest expense	134	(2)	-	1,869	2,001	-	2,001
Gain on sale of assets, marketable securities, and other (note 22)	489	-	639	17,763	18,891	-	18,891
Net earnings (loss)	217,449	14,894	(21,065)	10,944	222,222	424,552	646,774
Expenditures for mining assets and capitalized exploration and evaluation	120,376	23,125	1,578	-	145,079	3,567	148,646
Decrease to goodwill	-	-	(11,289)	-	(11,289)	-	(11,289)

At June 30, 2011:
Total assets	2,401,715	441,051	31,650	1,145,707	4,020,123	50,419	4,070,542
Total liabilities	497,022	73,101	2,469	95,606	668,198	25,870	694,068

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

 Six months ended June 30, 2010

	Gold Mines
	Suriname	Burkina Faso	Canada	Mali	Total
	$	$	$	$	$
Revenues	218,546	-	7,414	113,377	339,337
Depreciation, depletion and amortisation	24,711	-	3	13,185	37,899
Exploration expenses	145	-	2,049	1,275	3,469
Interest income	-	-	-	-	-
Interest expense	-	-	315	-	315
Gain on sale of assets, marketable securities, and other	-	-	-	-	-
Net earnings (loss)	59,070	(605)	109	24,947	83,521
Expenditures for mining assets and capitalized exploration and evaluation	27,376	113,116	48,826	5,132	194,450
Increase to goodwill	-	-	-	-	-

	Total Gold Mines	Niobium	Exploration and Evaluation	Corporate	Subtotal	Discontinued operations	Total
	$	$	$	$	$	$	$
Revenues	339,337	79,117	-	3,004	421,458	-	421,458
Depreciation, depletion and amortisation	37,899	9,062	113	4,929	52,003	-	52,003
Exploration expenses	3,469	-	16,221	-	19,690	-	19,690
Interest income	-	-	8	97	105	-	105
Interest expense	315	14	-	1,369	1,698	-	1,698
Gain on sale of assets, marketable securities, and other (note 22)	-	-	34	11,934	11,968	-	11,968
Net earnings (loss)	83,521	7,245	(10,824)	(7,009)	72,933	17,912	90,845
Expenditures for mining assets and capitalized exploration and evaluation	194,450	40,739	14,438	-	249,627	1,264	250,891
Increase to goodwill	-	-	-	-	-	-	-

 At December 31, 2010

	Gold Mines
	Suriname	Burkina Faso	Canada	Botswana	Mali	Total
	$	$	$	$	$	$
Total assets	732,319	874,011	494,512	53,106	151,095	2,305,043
Total liabilities	203,194	80,908	107,651	29,879	63,696	485,328

	Total Gold Mines	Niobium	Exploration and Evaluation	Corporate	Subtotal	Equity Accounted Items	Total
	$	$	$	$	$	$	$
Total assets	2,305,043	421,882	107,886	350,172	3,184,983	246,122	3,431,105
Total liabilities	485,328	62,018	15,675	109,963	672,984	-	672,984

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

28. TRANSITION TO IFRS

As stated in note 2(a), these are the Company’s unaudited consolidated interim financial statements prepared during the year of transition to IFRS, in accordance with IFRS. Adoption of IFRS requires the Company to make certain accounting policy choices, and disclose the expected impact on the Company’s financial position and results of operations. The Company adopted IFRS in accordance with IFRS 1, First-Time Adoption of International Financial Reporting Standards. The first date at which IFRS were applied is January 1, 2010 (the “transition date”). In accordance with IFRS, the Company applied certain optional exemptions and certain mandatory exceptions as applicable for first time IFRS adopters.

The accounting policies set out in note 3 have been applied in preparing the financial statements for the first and second quarters of 2011, the comparative information presented in these consolidated financial statements for the first and second quarters of 2010 and the year ended December 31, 2010, and in the preparation of the opening IFRS consolidated balance sheet at January 1, 2010.

In preparing its opening IFRS consolidated balance sheet, and comparative consolidated financial statements in 2010, the Company has adjusted amounts reported previously in financial statements in accordance with previous Canadian generally accepted accounting principles (“GAAP”). These adjusted amounts have not been audited yet. The 2011 and comparative 2010 annual consolidated financial statements under IFRS may differ from these preliminary amounts as a result of different interpretation, adjustments relating to any new IFRS pronouncements or other items identified during the completion and audit of the 2011 and the comparative 2010 consolidated financial statements.

(a)	Unaudited reconciliation of consolidated equity at January 1, 2010, March 31, 2010, June 30, 2010, and December 31, 2010

The following table presents the impact on shareholders’ equity.

	January 1, 2010	March 31, 2010	June 30, 2010	December 31, 2010
	$	$	$	$
Shareholders’ equity under Canadian GAAP	2,416,661	2,521,517	2,537,725	2,775,810
IFRS adjustments – Increase (decrease) in equity:
Foreign currency translation (note i)	(49,568)	(71,973)	(35,869)	(89,887)
Business combinations (note ii)	-	475	2,004	3,971
Exploration and evaluation assets (note iii)	(5,266)	(5,266)	(5,266)	(5,266)
Asset retirement obligations (note iv)	(5,118)	(2,381)	(907)	(19,721)
Financial instruments (note v)	2,476	2,711	2,711	7,611
Warrants (note vi)	(555)	(218)	(654)	-
Flow-through shares (note vii)	(3,006)	(6,244)	(5,260)	24
Employee benefits (note viii)	(2,278)	(2,323)	(2,206)	(3,294)
Income and mining taxes (note ix)	29,995	28,840	16,530	31,006
Non-controlling interests reclassifications (note x)	23,111	26,247	24,472	57,867
	(10,209)	(30,132)	(4,445)	(17,689)
Total equity under IFRS	2,406,452	2,491,385	2,533,280	2,758,121

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

(b)	Unaudited reconciliation of consolidated net earnings for the first and second quarters ended March 31, 2010 and June 30, 2010 respectively, and the year ended December 31, 2010

The following table presents the impact on net earnings. Each line is net of income and mining tax and non-controlling interests where applicable.

	First quarter ended March 31 2010	Second quarter ended June 30 2010	Six months ended June 30 2010	Year 2010
	$	$	$	$
Net earnings under Canadian GAAP	58,844	35,713	94,557	279,793
IFRS adjustments – Increase (decrease) in net earnings:
Unrealized loss on translating financial statements of foreign denominated entities (note i)	(2,622)	4,883	2,261	(5,213)
Business combinations (note ii)	(287)	(1,710)	(1,997)	(593)
Asset retirement obligations (note iv)	2,737	1,474	4,211	(14,603)
Warrants (note vi)	337	(436)	(99)	(183)
Flow-through shares (note vii)	-	982	982	2,256
Employee benefits (note viii)	(45)	117	72	(67)
Income and mining taxes (note ix)	(1,155)	(12,308)	(13,463)	233
Non-controlling interests reclassifications (note x)	2,355	1,966	4,321	18,222
	1,320	(5,032)	(3,712)	52
Net earnings under IFRS	60,164	30,681	90,845	279,845
Net earnings from continuing operations	48,730	24,203	72,933	240,653
Net earnings from discontinued operations	11,434	6,478	17,912	39,192
Net earnings under IFRS	60,164	30,681	90,845	279,845

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

(c)	Unaudited reconciliation of consolidated comprehensive income for the first and second quarters ended March 31, 2010 and June 30, 2010 respectively, and the year ended December 31, 2010

	First quarter ended March 31 2010	Second quarter ended June 30 2010	Six months ended June 30 2010	Year 2010
	$	$	$	$
Comprehensive income under Canadian GAAP	73,247	5,842	79,089	334,596
Adjustment to net earnings (see table (b) above)	1,320	(5,032)	(3,712)	52
Reversal of cumulative translation adjustment (note i)	(19,783)	31,221	11,438	(35,107)
Increase in unrealized gain in available-for-sale financial assets (note v)	235	-	235	5,135
Defined benefit plans actuarial loss (note viii)	-	-	-	(949)
Income and mining tax impact (note ix)	-	-	-	777
	(18,228)	26,189	7,961	(30,092)
Comprehensive income under IFRS	55,019	32,031	87,050	304,504
Comprehensive income from continuing operations	43,585	25,553	69,138	265,312
Comprehensive income from discontinued operations	11,434	6,478	17,912	39,192
Comprehensive income under IFRS	55,019	32,031	87,050	304,504

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

(d)	Cash flow reconciliation

The statement of cash flow has been adjusted according to the following:

•

Interest paid and income and mining taxes paid have been shown separately within operating activities of the statement of cash flows, whereas they were previously disclosed as supplementary information;

•	Reclassification of cash flow related to discontinued operations.

(e)	Explanation of differences impacting the Company’s financial statements including IFRS 1 – First-Time Adoption of International Financial Reporting Standards

The following narratives explain the significant differences between Canadian GAAP accounting policies and the IFRS accounting policies adopted by the Company for interim and annual periods beginning January 1, 2011, with comparative information for 2010 restated under IFRS, including the IFRS 1 exemptions and exceptions applied in the conversion from Canadian GAAP to IFRS. Only the differences having an impact on the Company are described below.

i.	Foreign currency translation

Canadian GAAP – The factors considered in the determination of the functional currency of the Company, its subsidiaries, associates and joint ventures were prioritized based on management judgment. The U.S. dollar was the functional currency of the Company and all of its activities, with the exception of the Company’s Canadian mining activities, for which the functional currency was the Canadian dollar.

IFRS (IAS 21, The Effects of Changes in Foreign Exchange Rates) – The functional currency of the Company, its subsidiaries, associates and joint ventures is determined on the basis of primary economic environment factors. Secondary and other indicators may be used to provide further evidence of the functional currency. Finally, management judgment should be used if the indicators are mixed and the functional currency is not obvious, in order to determine the functional currency which most faithfully represents the economic effects of the underlying transactions, events and conditions of the entity.

Under IFRS, the U.S. dollar is the functional currency of the Company and all of its subsidiaries, associates and joint ventures. As a result, the cumulative translation adjustment within accumulated other comprehensive income on the consolidated balance sheet under Canadian GAAP was eliminated. Any monetary items denominated in a foreign currency are converted to U.S. dollars at the exchange rate in effect at the balance sheet date, non-monetary items at historical exchange rates, revenues and expenses at the average exchange rate in effect on the dates they occur and, depreciation, depletion and amortisation at the same historical exchange rates as the assets to which it relates. Foreign exchange gains and losses are recorded in the statement of earnings.

ii.	Business combinations

IFRS 1 provides the option to apply IFRS 3 Revised, Business Combinations, retrospectively or prospectively from the transition date. The retrospective basis would require restatement of all business combinations and all changes in interests in subsidiaries, associates and joint ventures that occurred prior to the transition date. The Company elected not to retrospectively apply IFRS 3 and transactions resulting in changes in interests that occurred prior to its transition date, and such business combinations and transactions were not restated.

In addition, as a condition under IFRS 1 for applying this exemption, goodwill relating to business combinations that occurred prior to the transition date was tested for impairment on the transition date even though no impairment indicators were identified. No impairment existed at the transition date.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

The IFRS adjustments below relate to changes in interests in a subsidiary occurring after January 1, 2010.

La Arena transaction

Canadian GAAP – Consideration received as part of the farm-out arrangement resulted in a dilution in the Company’s interest of a subsidiary. Refer to note 5 relating to the La Arena project for more information. Non-controlling interests were adjusted to reflect the reduction in the Company’s interest in net assets of the subsidiary with a corresponding proportionate reduction recognized in the value of the related goodwill and a gain for the difference between these amounts and the consideration received.

IFRS – The difference between the amount by which the non-controlling interests are adjusted and the consideration received is recognized directly in equity. No adjustment was made to the carrying amount of the assets and liabilities of the subsidiary, including goodwill.

iii.	Exploration and evaluation assets

Canadian GAAP – Exploration expenses incurred prior to the date of establishing that a property has mineral resources with the potential of being economically recoverable were charged against earnings. Costs incurred subsequent to this date were capitalized until such time as the projects were brought into production or were deemed economically unfeasible.

IFRS (IFRS 6, Exploration and Evaluation of Mineral Resources) – The Company’s policy is such that all exploration expenditures are charged to earnings. Evaluation expenditures, representing those activities that relate to the evaluation of the technical feasibility and commercial viability of extracting a mineral resource, are capitalized.

As a result, certain exploration costs capitalized under Canadian GAAP have been expensed under IFRS, resulting in a decrease in mining assets. This change had an impact only on transition. There was no impact to earnings in the first and second quarters of 2010 and the year ended December 31, 2010.

As part of the adoption of IFRS, the term “exploration and development” was replaced with “exploration and evaluation assets” in respect of capitalized exploration and evaluation projects.

iv.	Asset retirement obligations

Discount rate

Canadian GAAP – The discount rate used was the entity’s credit-adjusted risk-free rate. In addition, changes in the discount rate were not reflected in the measurement of the provision. The unwinding of the discount was presented as an operating expense. At the end of 2010, the average credit-adjusted risk-free interest rate was between 4.03% and 6.43% for all the Company’s mines and sites.

IFRS (IAS 37, Provisions, Contingent Liabilities and Contingent Assets) – The discount rate used reflects the risks specific to the obligation. Changes to the discount rate require re-measurement of the provision. The unwinding of the discount is presented as a financing cost. The impact is mainly related to these changes in the discount rate. Total projected undiscounted cash outflow has not changed materially. At the end of 2010, the average discount rate was between 1.49% and 2.52% for all the Company’s mines and sites.

Measurement of obligation

Canadian GAAP – The obligation is measured based on fair value using third-party market assumptions.

IFRS – Asset retirement obligations are measured at the best estimate of the expenditure required to settle the present obligation at the balance sheet date.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

IFRS 1 election – Decommissioning Liabilities Included in the Cost of Property, Plant and Equipment

Management has elected to use the IFRS 1 exemption which provides relief from the application of IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, and prescribes an alternative treatment in determining the adjustment to the corresponding asset and retained earnings at the transition date for changes in the estimate of the liability that occurred before the transition date to IFRS.

v.	Financial instruments

Unquoted marketable securities

Canadian GAAP – Investments in equity instruments classified as available-for-sale that did not have a quoted market price in an active market were measured at cost.

IFRS (IAS 39, Financial Instruments: Recognition and Measurement) – These assets are recognized at fair value where fair value can be reliably measured.

vi.	Warrants

Canadian GAAP – Contracts to deliver a fixed number of equity instruments in exchange for a fixed amount of foreign currency were considered equity instruments and were accounted for at cost.

IFRS – The Company’s warrants have a Canadian dollar exercise price which differs from the Company’s functional currency. As a result, these warrants are treated as a liability and measured at fair value with changes in fair value recognized through net earnings.

In addition, in 2009, some warrants expired without being exercised and were allocated to contributed surplus under Canadian GAAP. Under IFRS, the value of these warrants was transferred to retained earnings.

vii.	Flow-through shares

Canadian GAAP – Flow-through shares were recorded at their face value, net of related issuance costs. On the date the tax credits were renounced, a future tax liability was recognized as a cost of issuing the shares.

IFRS – Flow-through shares are recognized based on the quoted price of the existing shares on the date of the issue. The difference between the amount recognized in common shares and the amount the investor pays for the shares is recognized as a deferred gain which is reversed into earnings as eligible expenditures are incurred. The deferred tax impact is recorded as eligible expenditures are incurred, provided the Company has the intention to renounce the related tax benefits.

viii.	Employee benefits

Canadian GAAP – The recognition of actuarial gains and losses was deferred. In each period, the portion of actuarial gains and losses that exceeds 10% of the greater of the accrued benefit obligation at the beginning of the year, and the fair value of plan assets at the beginning of the year, was amortised (“corridor approach”).

IFRS – Actuarial gains and losses are recognized immediately in the statement of other comprehensive income, and are reported directly in retained earnings in the same period.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

IFRS 1 provides the option to retrospectively apply the corridor approach under IAS 19, Employee Benefits, for the recognition of actuarial gains and losses, or recognize all cumulative gains and losses deferred under Canadian GAAP in opening retained earnings at the transition date. The Company elected to recognize a cumulative actuarial loss that existed at its transition date in opening retained earnings for all of its employee benefit plans.

ix.	Income and mining taxes

Deferred tax on translation gains and/or losses on non-monetary assets and liabilities

Canadian GAAP – The tax effect of temporary differences related to translation gains or losses were specifically exempted from being recognized.

IFRS (IAS 12, Income Taxes) – There is no such exemption under IFRS. A translation gain or loss will arise where the local tax currency is not the same as the functional currency. Deferred tax is recognized on the difference between the book value of the non-monetary assets and the underlying tax basis, translated to the functional currency using the current foreign exchange rate.

Deferred tax on intercompany transactions

Canadian GAAP – Recognition of a deferred tax asset or liability for a temporary difference arising from intercompany transactions was prohibited. Such temporary differences may arise when the tax base of the asset in the buyer’s jurisdiction differs from the carrying amount of the asset in the consolidated financial statements. Further, cash taxes paid or recovered as a result of a transfer of an asset were recorded as a deferred tax asset or liability in the financial statements and recognized through tax expense when the asset was leaving the Company or was otherwise utilized.

IFRS – There are no such exceptions under IFRS. Therefore, deferred tax is recognized for temporary differences arising on intercompany transactions measured at the tax rate of the buyer, and cash tax paid or recovered on intercompany transactions is recognized in the period incurred.

Classification of deferred tax

Canadian GAAP – Deferred taxes were split between current and non-current components on the basis of either the underlying asset or liability, or the expected reversal of items not related to an asset or liability.

IFRS – All deferred tax assets and liabilities are classified as non-current.

Other adjustments

Other adjustments from Canadian GAAP to IFRS have been tax affected.

x.	Non-controlling interests

Canadian GAAP – Non-controlling interests in the equity of a consolidated affiliate were classified as a separate component between liabilities and equity in the consolidated balance sheet and as a component of net earnings within the consolidated statement of earnings.

IFRS – Non-controlling interests are classified as a component of equity separate from the equity of the parent and are not included in net earnings, but rather presented as an allocation of net earnings.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

xi.	Impairment of property, plant and equipment

Recoverable amount

Canadian GAAP – A recoverability test was performed by first comparing the undiscounted expected future cash flows to be derived from the asset to its carrying amount. If the asset did not recover its carrying value, an impairment loss was calculated as the excess of the asset’s carrying amount over its fair value.

IFRS (IAS 36, Impairment of Assets) – The impairment loss is calculated as the excess of the asset’s carrying amount over its recoverable amount, where the recoverable amount is defined as the higher of the asset’s fair value less costs to sell (“FVLCS”) and its value in use. Under the FVLCS calculation, expected future cash flows from the asset are discounted to their net present value less an estimate of the cost to sell the asset.

The change in measurement methodology did not have an impact on transition or the year ended December 31, 2010.

Reversal of impairment

Canadian GAAP – A reversal of impairment losses was not permitted.

IFRS (IAS 39, Financial Instruments: Recognition and Measurement) – A reversal of impairment losses is required for assets other than goodwill if certain criteria are met.

On the transition date and in the year ended December 31, 2010, no reversal of impairment was recognized.

xii.	Other IFRS 1 exemptions and exceptions

IFRS 1 optional exemptions

Below are the remaining applicable optional exemptions in IFRS 1 applied in the conversion from Canadian GAAP to IFRS.

(i)

Borrowing costs – IFRS 1 permits the application of IAS 23, Borrowing Costs, which requires an entity to capitalize the borrowing costs related to all qualifying assets, retrospectively or prospectively from a date that is no later than the transition date. This is consistent with the Company’s policy under Canadian GAAP. As a result, no adjustment was required on transition to IFRS.

(ii)

Fair value as deemed cost – IFRS 1 permits the measurement of any item of property, plant and equipment at the item’s fair value on the date of transition as the item’s deemed cost. The Company elected to deem the cost of certain assets at their fair value on the date of transition. The selected assets had fair values that approximated their carrying values on January 1, 2010 and as a result, no transition adjustment was recorded.

IFRS Mandatory exceptions

As an applicable mandatory exception in IFRS 1 relevant to the Company’s conversion from Canadian GAAP to IFRS for estimates, hindsight is not used to create or revise estimates. The estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011